UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  000-30766

NETCO ENERGY INC.
(Exact name of registrant as specified in its charter)
1100 – 609 West Hastings Street Vancouver, British Columbia, Canada V6B 4W4 604.331.3376
(Address and telephone number of principal executive offices)

Common Shares Without Par Value
(Title of each class of securities covered by this Form)
Not applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☐	Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)
☐	Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)
☐	Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)
[ x ]	Rule 12g-4(a)(2)(ii)	[ x ]	Rule 12h-3(b)(2)(ii)
		☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 42

Pursuant to the requirements of the Securities Exchange Act of 1934, Netco Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 14, 2006	By: /s/ Gordon Neilsen
Gordon Neilsen, President, CEO and Director